LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER'S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2009	mlevy@luselaw.com

May 20, 2011

Via EDGAR

Mr. David Lin
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:         Provident Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 001-31566

Dear Mr. Lin:

We are writing to confirm our telephone conversation of May 16, 2011 regarding the May 6, 2011 comment letter issued by the Securities and Exchange Commission on the above-referenced filing by Provident Financial Services, Inc. (the “Company”).  As we discussed, to enable the Company to be fully responsive to the Staff’s comments, the Staff agreed to allow the Company an extension of the time period for responding to the comments.  The Company will file its responses to the Staff's comments on or before May 31, 2011.

Sincerely,

/s/ Marc P. Levy
Marc P. Levy

cc:           John F. Kuntz, Esq.
Michael Seaman, Special Counsel